SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                          FOR THE MONTH OF October 2002



                          WILLIS GROUP HOLDINGS LIMITED
             (Exact name of Registrant as specified in its charter)



                               Ten Trinity Square
                            London EC3P 3AX, England
                    (Address of principal executive offices)



             (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F of Form 40-F.)

                            Form 20-F__x__ Form 40-F ___

                     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                                Yes ___         No   ___x___


              (If "Yes" is marked, indicate below the file number assigned to
          the registrant in connection with Rule 12g3-2(b): 82-    .)


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

Willis Group Reports Record Third Quarter and Nine Months 2002 Operating Results; Revenue Growth Fuels Performance

    LONDON--Oct. 29, 2002--Willis Group Holdings Limited (NYSE: WSH), the global insurance broker, today reports record revenue and operating cash earnings growth for the quarter and nine months ended September 30, 2002.
    Operating cash earnings for the third quarter of 2002 rose 84% to $46 million, or $0.28 per diluted share, compared to $25 million, or $0.16 per diluted share, a year ago. Operating cash earnings represents net income excluding non-cash charges for performance-based stock options, goodwill amortization, and gain or loss on disposal of operations.
    Total reported revenues increased 20% to $390 million in the third quarter of 2002 compared to a year ago. Organic revenue growth, excluding the effects of foreign exchange, acquisitions and disposals, was 17% for the quarter ended September 30, 2002. EBITDA margin, or revenues less general and administrative expenses (excluding non-cash compensation) to total revenues, rose to 23% for the third quarter
2002, from 21% last year.
    For the nine months ended September 30, 2002, operating cash earnings rose 92% to $188 million, or $1.13 per diluted share, compared to $98 million, or $0.69 per diluted share, a year ago. Total reported revenues were $1,252 million, up 21% from last year. Organic revenue growth was 17% for the first nine months of 2002. EBITDA margin rose to 29% for the first nine months of 2002, from 24% a year ago.
    Joe Plumeri, Chairman and Chief Executive Officer said, "Our results for the third quarter and first nine months of 2002 continue to affirm our business model. Willis is a pure, global broker, building a strong sales culture for success in all market environments. Our Associates around the world continue to distinguish themselves as we provide exceptional risk management services in a hard insurance market that is complex and enduring. That model, combined with disciplined expense and capital management, has enabled us to deliver eleven consecutive quarters of record operating results.
    "Quarter by quarter, we are making steady progress toward building a great company as we remain true to our mission of being the world's best insurance broker. We continue to bolster the organization by investing in people through recruitment and training, and enhancing our operating platform, so that each office, no matter the location around the world, brings the full strengths and capabilities of Willis to every client relationship."
    Willis recently completed several acquisition transactions consistent with its strategy. As of quarter end, Willis increased its majority interest in subsidiary Willis GmbH & Co. KG, Germany's third largest broker, to 78%, completed two acquisitions in Sweden, strengthening its leading share in that marketplace, and increased its ownership to 100% of certain business units in Australia and Indonesia.
    At September 30, 2002, total long-term debt was $658 million, down $178 million, or 21%, from a year ago. Total long-term debt to capitalization declined to 41% at quarter end. Willis has made significant long-term debt repayments from its operating cash flow, and the next mandatory debt payment is not due until November 2005.
    As a result of non-cash performance option charges recorded in 2002 and 2001, the company reported net income for the quarter ended September 30, 2002 of $31 million, or $0.19 per diluted share, compared with a net loss of $(81) million, or $(0.55) per diluted share, for the same quarter last year. Reported net income for the nine months ended September 30, 2002 was $92 million, or $0.57 per diluted share, compared to a net loss of $(25) million, or $(0.19) per diluted share, last year.
    Non-cash charges for performance stock options were recorded in the amount of $18 million in the third quarter of 2002 and $145 million in the same quarter a year ago; and, for the nine months ended 2002 and 2001, totaled $114 million and $145 million, respectively.
These charges, which the company began to take in the third quarter
2001, recognize performance-based options granted to management by the Board of Directors as part of the 1998 buyout arrangement with KKR, for meeting or exceeding 2001 and 2002 targets. On a cumulative basis, the company has now recognized $272 million, or approximately 81% of the total estimated charge based on the current quarter-end stock price. The remaining performance stock option charge will be calculated according to the vesting schedule and any change in the stock price during 2002, and will be recognized quarterly through 2004.
    The company adopted Statement of Financial Accounting Standards
No. 142, "Goodwill and Other Intangible Assets" (SFAS 142), effective January 1, 2002. On implementing SFAS 142, amortization of goodwill ceased, leading to an increase in diluted earnings per share of approximately $0.06 compared to the third quarter of 2001, and $0.20 per diluted share compared to the nine months ended September 30, 2001, while no impairment charges resulted from its implementation.
    Willis Group Holdings is a leading global insurance broker, developing and delivering professional insurance, reinsurance, risk management, financial and human resource consulting and actuarial services to corporations, public entities and institutions around the world. With over 300 offices in about 80 countries, its global team of 13,000 associates serves clients in 180 countries. Willis has particular expertise in serving the needs of clients in such major industries as construction, aerospace, marine and energy. In June 2001 the Group returned to public ownership. Additional information on Willis may be found on its web site www.willis.com.

    This press release may contain certain statements relating to future results, which are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results or those anticipated, depending on a variety of factors such as general economic conditions in different countries around the world, fluctuations in global equity and fixed income markets, changes in premium rates, the competitive environment and the actual cost of resolution of contingent liabilities. Further information concerning the Company and its business, including factors that potentially could materially affect the Company's financial results are contained in the Company's filings with the Securities and Exchange Commission.

                    WILLIS GROUP HOLDINGS LIMITED
           CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                 (in millions, except per share data)
                             (unaudited)

                                         Three months    Nine months
                                            ended           ended
                                         September 30,  September 30,
                                        -------------- --------------
                                         2002    2001    2002    2001
                                        ------  ------ ------  ------
Revenues:
 Commissions and fees                   $  371  $  309 $1,200  $  987
 Interest income                            19      16     52      50
                                        ------  ------ ------  ------
  Total Revenues                           390     325  1,252   1,037
                                        ------  ------ ------  ------
Expenses:
 General and administrative expenses
  (excluding non-cash compensation)        299     257    890     784
 Non-cash compensation - performance
  options                                   18     145    114     145
 Depreciation expense                        9       8     25      25
 Amortization of goodwill                    -       9      -      26
 (Gain) loss on disposal of operations       -     (22)     1     (22)
                                        ------  ------ ------  ------
  Total Expenses                           326     397  1,030     958
                                        ------  ------ ------  ------
Operating Income (Loss)                     64     (72)   222      79

Interest Expense                            16      21     50      63
                                        ------  ------ ------  ------
Income (Loss) before Income Taxes,
 Equity in Net Income of Associates and
  Minority Interest                         48     (93)   172      16

Income Tax Expense (Benefit)                20     (11)    83      36
                                        ------  ------ ------  ------
Income (Loss)  before Equity in Net
 Income of Associates and Minority
  Interest                                  28     (82)    89     (20)
Equity in Net Income of Associates           3       1     10       9

Minority Interest (including preferred
 dividends $nil, $nil, $nil, $12)            -       -     (7)    (14)
                                        ------  ------ ------  ------
Net Income (Loss)                       $   31  $  (81)$   92  $  (25)
                                        ======  ====== ======  ======
Net Income (Loss) per Share
 - Basic                                $ 0.21  $(0.55)$ 0.63  $(0.19)
 - Diluted                              $ 0.19  $(0.55)$ 0.57  $(0.19)
                                        ======  ====== ======  ======

Average Number of Shares Outstanding
 - Basic                                   147     146    147     133
 - Diluted                                 167     146    162     133
                                        ======  ====== ======  ======

                  SUPPLEMENTAL FINANCIAL INFORMATION
                 (in millions, except per share data)
                             (unaudited)


                                         Three months    Nine months
                                            ended           ended
                                         September 30,  September 30,
                                        -------------- --------------
                                         2002    2001   2002    2001
                                        ------  ------ ------  ------

Operating Cash Earnings (Note 1)        $   46  $   25 $  188  $   98

Operating Cash Earnings per Diluted
 Share (Notes 1 and 2)                  $ 0.28  $ 0.16 $ 1.13  $ 0.69

Average Number of Diluted Shares,
 Operating Basis (Note 2)                  167     158    167     142
                                        ======  ====== ======  ======

Operating Income and EBITDA:

Total revenues                          $  390  $  325 $1,252  $1,037

General and administrative expenses
 (excluding non-cash compensation)         299     257    890     784
                                        ------  ------ ------  ------
EBITDA                                      91      68    362     253

Depreciation expense                         9       8     25      25

Amortization of goodwill                     -       9      -      26
                                        ------  ------ ------  ------
Operating Income, excluding non-cash
 compensation - performance options and
 gain or loss on disposal of operations $   82  $   51 $  337  $  202
                                        ======  ====== ======  ======
EBITDA Margin                               23%     21%    29%     24%

Operating Margin                            21%     16%    27%     19%

Organic Revenue Growth, excluding the
 effects of foreign exchange,
  acquisitions and disposals                17%     13%    17%     12%

    Note 1: Operating Cash Earnings
    Management believes that Operating Cash Earnings is a measure helpful to investors because it shows the results of the company's trading and finance costs without the impact of non-cash and non-recurring items. The derivation of Operating Cash Earnings from Net Income under US GAAP is shown below:


                                         Three months    Nine months
                                            ended           ended
                                         September 30,  September 30,
                                        -------------- --------------
                                         2002    2001   2002    2001
                                        ------  ------ ------  ------
Net income (loss), as reported          $   31  $  (81)$   92  $  (25)

Non-cash compensation  - performance
 options (net of tax $3, $24, $19, $24)     15     121     95     121

Amortization of goodwill                     -       9      -      26

(Gain) loss on disposal of operations
 (net of tax $nil, $6, $nil, $6)             -     (16)     1     (16)

Non-recurring tax credit                     -      (8)     -      (8)
                                        ------  ------ ------  ------
Operating Cash Earnings                 $   46  $   25 $  188  $   98
                                        ======  ====== ======  ======

    Note 2: Average Number of Diluted Shares, Operating Basis
    The results for the nine months ended September 30, 2002 exceeded the criteria necessary for the performance options to be earned in full at the end of the performance period on December 31, 2002. In accordance with SFAS 128, "Earnings per Share", potentially issuable shares are not included in the Average Number of Diluted Shares Outstanding until the period in which the actual results meet or exceed the performance criteria. Accordingly, for the three and nine months ended September 2002, all outstanding performance options have been included from the beginning of the third quarter 2002 in the calculation of the Average Number of Diluted Shares Outstanding. Management believes it is helpful to investors to present for each period the average number of diluted shares on the assumption that the performance options would ultimately be earned in full. Accordingly, all outstanding performance options have been included in the calculation of the Average Number of Diluted Shares, Operating Basis for each period presented.


    CONTACT: Willis Group Holdings Limited
             Investors:
             Kerry K. Calaiaro, 212/837-0880
             calaiaro_ke@willis.com
                 or
             Media:
             Nicholas Jones, +44 20 7488-8190
             jonesnr@willis.com
             Dan Prince, 212/837-0806
             prince_da@willis.com

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                                   SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, as amended the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          WILLIS GROUP HOLDINGS LIMITED

                                          By:     /s/ Mary E. Caiazzo
                                              ________________________________
                                                 Mary E. Caiazzo
                                                 Assistant General Counsel

Date:  October 29, 2002